NR07-21	September 11, 2007

ITH Discovers New Copper-Gold Porphyry System on its
Chisna Project, Alaska

Vancouver, B.C……..International Tower Hill Mines Ltd. (“ITH” or the “Company”) (TSXV: ITH, AMEX: THM, Frankfurt: IW9) is pleased to announce that results from its initial exploration program at its Chisna project have confirmed the presence of a large, new, copper and gold bearing porphyry - hydrothermal system.  Preliminarily sampling has returned highly anomalous gold and copper values from surface soil and rock chip sampling over an area of approximately 1 square kilometre presently centred on a partially exposed mineralized porphyry system.  Mineralization is open in all directions (see maps below).  Initial rock samples from this area average 2.9 g/t gold and 0.68% copper (see Table 1).

Initial Chisna Results

The “Southeast” target is located in the south-east portion of the Company’s extensive land package and is in addition to the mineralized gold-copper zones at the “POW” target previously discovered on the western end of the land package (see NR07-17).  The new zone of mineralization is related to a porphyry system with a gold-rich upper zone transitioning into a copper-gold zone at depth, which is interpreted to have formed in a similar geologic setting as the world class Pebble gold-copper porphyry deposit.  Historic placer gold mining has occurred from creeks draining the SE target area.  The system offers significant potential for a possible large bulk tonnage deposit and the Company is aggressively advancing work to expand this new and exciting gold-copper system as well as the POW target to the west.

At the request of the Company, internationally renowned geological consultant Dr. Richard Sillitoe recently visited a number of the Company’s properties in Alaska, including the Chisna property.  The results of his visit are summarized in a geological report dated August 26, 2007 and entitled “Comments on the Livengood, Chisna and Terra Prospects, Alaska”.  The report is not a “Technical Report”, as defined in N.I. 43-101, but the complete report may be viewed at www.ithmines.com.

With respect to the Chisna property, Dr. Sillitoe had the following comments and strongly recommends additional work in order to fully ascertain the property’s potential: “The geologic characteristics at Chisna Southeast are those commonly observed in gold-rich porphyry copper systems.  The porphyries are dioritic in composition and hydrothermal magnetite contents are distinctly elevated.  Most of the gold is likely to accompany the chalcopyrite in the potassic core, although the geochemical response suggests the possibility that gold may be laterally a little more extensive than the copper.  These features are typical of many gold-rich porphyry copper deposits worldwide, although the sodic-calcic alteration is particularly well preserved at Chisna Southeast as it is at the Río Grande prospect in Argentina”.

Chisna Project Background

The copper-gold-silver mineralization on the Chisna Southeast project is hosted in intrusive rocks which are thought to be analogues in time to those that formed the Pebble deposit 600 kilometres to the southwest and the Orange Hill deposit 80 kilometers to the southeast. The overlying sequence of volcanic rocks hosts the world class copper Kennecott copper deposit 170 kilometers to the southeast.  A number of the target areas have associated historic placer gold deposits although the area has had only very limited past surface exploration for its hard rock potential.  The results from the Company’s initial rock sampling of the new Southeast target are listed in Table 1 and the soil data for gold and copper are shown in Figure 1 and Table 2.

Table

Summary of 2007 rock samples >0.5 g/t Gold (see Figure 1)

n = 12	Copper (%)	Gold (ppm)	Silver (ppm)	Lead (ppm)	Zinc (ppm)	Molybdenum (ppm)	Bismuth (ppm)
Max	7.11	9.16	79.00	849	1700	36	107
Min	0.00	0.65	0.33	4	7	0	2
Average	0.68	2.96	12.57	133	364	10	19

Figure : Surface gold and copper values from the new SE discovery on the Chisna project

Table 2

Summary statistics from Chisna SE target soils with >100ppb Gold (see Figure 1)

n = 63	Copper (ppm)	Gold (ppm)	Silver (ppm)	Lead (ppm)	Zinc (ppm)	Molybdenum (ppm)	Bismuth (ppm)	Arsenic (ppm)	Antimony (ppm)	Tellurium (ppm)
Maximum	5840	2.78	10.10	245	237	72	156.0	655	27.3	90.9
Minimum	52	0.10	0.15	9	40	1	0.3	5	0.6	0.1
Average	517	0.48	1.26	36	87	9	6.3	36	4.0	3.7

Qualified Person and Quality Control/Quality Assurance

Jeffrey A. Pontius (CPG 11044), a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this news release.  Mr. Pontius is the President and CEO of International Tower Hill Mines Ltd.

The work program at Chisna was designed and supervised by Dr. Russell Myers, Vice President of Exploration, Talon Gold (US) LLC (a wholly owned subsidiary of ITH responsible for carrying out the Company’s exploration programs), who is responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project photograph all sample shipments which are then sealed and shipped to ALS Chemex for assay.  ALS Chemex's quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

About International Tower Hill Mines Ltd.

International Tower Hill Mines Ltd. is a resource exploration company, focused in Alaska and Nevada, which controls a number of exploration projects representing a spectrum of early stage to advanced gold and base metal discoveries.  ITH is committed to building shareholder value through new discoveries while maintaining a majority interest in its holdings, thereby giving its shareholders the maximum value for their investment.

On behalf of
INTERNATIONAL TOWER HILL MINES LTD.

(signed) Jeffrey A. Pontius

Jeffrey A. Pontius,
President and Chief Executive Officer

Contact Information:

Quentin Mai, Vice-President - Corporate Communications

E-mail: qmai@internationaltowerhill.com

Phone: 1-888-770-7488 (toll free) or (604)683-6332 / Fax: (604) 408-7499

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this press release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, business and financing plans and business trends.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company's ability to obtain any necessary permits, consents or authorizations required for its activities, the Company's ability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies.  All of the Company's Canadian public disclosure filings may be accessed via www.sedar.com and its US disclosure filings at www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.

This press release contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine.  The Company advises US investors that the US Securities and Exchange Commission's mining guidelines strictly prohibit information of this type in documents filed with the SEC.  Readers are cautioned that the Company has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Company's properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.